Exhibit 99.6

BUENOS AIRES, March 10, 2020

Comisión Nacional de Valores

Note: CPSA-GG-N-0084/20-AL
Subject: Central Puerto S.A. – informs Material News

Dear Sir/Madam:

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that Mrs. Liliana Amelia Murisi has resigned to her position as Director of the Company.

In addition, I inform that such resignation is based strictly on personal reasons and that it has not been untimely or malicious, nor does it affect the normal functioning of the Company.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099